FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of July 2007 No. 5

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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     On July 16, 2007, Tower Semiconductor Announces Approval by the Israel
Securities Authority of a Prospectus to Allow for Unrestricted Trading in Israel of its Long-Term Bonds Issued in June 2007, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.


Date: July 26, 2007                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary


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              TOWER SEMICONDUCTOR ANNOUNCES APPROVAL BY THE ISRAEL
               SECURITIES AUTHORITY OF A PROSPECTUS TO ALLOW FOR
          UNRESTRICTED TRADING IN ISRAEL OF ITS LONG-TERM BONDS ISSUED
                                  IN JUNE 2007

          THE $40 MILLION OF PROCEEDS RAISED IN THE JUNE 2007 OFFERING WHICH WERE HELD IN ESCROW ARE TO BE RELEASED TO THE COMPANY

MIGDAL HAEMEK, Israel - July 26, 2007 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), an independent specialty foundry, announced today that its prospectus filed with the Israel Securities Authority and the Tel-Aviv Stock Exchange, in connection with the long-term bonds offering to Israeli institutions that was announced on June 13, 2007, has been declared effective. As a result (i) the long-term bonds and warrants issued in June 2007 are to be listed for unrestricted trade on the Tel Aviv Stock Exchange; (ii) the approximately $40 million of proceeds raised in June 2007, which were held in escrow pending registration, are now free of any restriction and are to be released to the company. The proceeds are expected to be used to fund, in part, the Fab 2 capacity ramp-up plan as previously announced by the company, which is planned to be implemented in a cost effective manner that capitalizes on current unique tools acquisition opportunities the company is exploring.

The prospectus also covers the possible offer and sale by the company of an additional up to approximately $17 million of long-term bonds and warrants of the same type purchased by the Israeli institutions in June 2007. Such offering will be made in Israel to Israeli residents only and will not be open to investors from other countries.

The securities of the company covered by the prospectus will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0 to 0.13micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

CONTACT:

     Tower Semiconductor
     Noit Levi, +972 4 604 7066
     noitle@towersemi.com